UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-147542
333-147542-01
Commission File Number 333-147542-02

                NISSAN AUTO LEASE TRUST 2008-A,
                    NISSAN AUTO LEASING LLC II AND NISSAN-INFINITI LT
(Exact name of registrant as specified in its charter)

                                                    One Nissan Way, Franklin, Tennessee  37067, (615) 725-1127
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.81450% Asset Backed Notes, Class A-1;
                4.27% Asset Backed Notes, Class A-2a; One-Month LIBOR + 1.55% Asset Backed Notes, Class A-2b;
                5.14% Asset Backed Notes, Class A-3a;One-Month LIBOR + 2.20% Asset Backed Notes, Class A-3b;
                5.56% Asset Backed Notes, Class A-4
 (Title of each class of securities covered by this Form)

              None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:  28*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Lease Trust 2008-A, Nissan Auto Leasing LLC II and Nissan-Infiniti LT has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  April 30, 2009

                        NISSAN AUTO LEASE TRUST 2008-A

                        By:     Nissan Auto Leasing LLC II, solely as
                                                              originator of Nissan Auto Lease Trust 2008-A

                            By:      /s/ Rakesh Kochhar
                            Name:    Rakesh Kochhar
                            Title:      Treasurer

                    NISSAN AUTO LEASING LLC II

                        By:     /s/ Rakesh Kochhar
                           Name:   Rakesh Kochhar
                       Title:     Treasurer

                        NISSAN-INFINITI LT

                        By:     Nissan Motor Acceptance Corporation,
                                                              solely as originator of Nissan-Infiniti LT

                        By:    /s/ Rakesh Kochhar
                      Name:    Rakesh Kochhar
                      Title:      Treasurer

_____ *
_________________________________
Includes each participant in The Depository Trust Company (“DTC”) holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.